
March 8, 2012

<u>**Via Email**</u>
Paul Perea, Esq.
Baker Botts LLP
2001 Ross Avenue
Dallas, Texas 75201-2980

Re: Pure Bioscience, Inc.
        Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
        Filed on February 27, 2012 by Richmont Corporation, et. al
        File No. 1-34865

    Dear Mr. Perea:

    We have reviewed your amended filing and have the following comments.

<u>Preliminary Proxy</u>
<u>General</u>

1.   We reissue comment 1 our letter. Please continue to update the proxy statement to reflect information as of the most reasonable practicable date.

<u>Reasons for the Solicitation, page 8</u>

2.   We note revised disclosure regarding a potential CEO candidate who currently works for Pure Bioscience. Supplementally advise us whether the individual to whom you make reference is affiliated in any way with Richmont Corporation.

3.   Please clarify the statement that Pure has "failed to adequately respond to potential customers' requests" for assistance for water treatment applications. Please set forth in the proxy statement or provide to us on a supplemental basis, support for your belief that this has occurred. Alternatively, remove the statement.

4.   Notwithstanding the revisions made to page 5, revise to further clarify on the page(s) in which goals are outlined, that there can be no assurance that the nominees, if elected, would be capable of achieving the goals.

5.   We partially reissue prior comment 13. Please revise to specifically state whether or not any cost reduction plans include the sale of assets or products of PureBioscience.

6.   We partially reissue comment 17. Clarify and expand the revised disclosure regarding the nominees' fiduciary duties, if elected. Specifically, please disclose that the Coalition's nominees, if elected, will also owe fiduciary duties to the shareholders of the Company.

Proposal 2- Ratification of Selection of Independent Registered Public Accounting Firm, page 18

7.   Please revise to specify the recommendation being made by the participants, if any. Specify how proxies will be voted if no choice is specified by the securityholder. This comment also applies to the form of proxy card. Refer to 14a-4(b)(1).

Voting and Proxy Procedures, page 18

8.   You provide potentially inconsistent disclosure with respect to whether shares for which brokers have received no voting instructions will be counted for purposes of determining whether a quorum exists. On page 18, you disclose that "[a] share present at the meeting, … as to which a stockholder gives no authority or direction as to a particular proposal or director nominee, will be counted as present for the purpose of establishing a quorum." On page 19, you disclose that "there should be no broker non-votes to be considered for quorum purposes or voted on any matter at the Annual Meeting." Please revise to eliminate the inconsistencies in your disclosure regarding the treatment and effect of shares for which brokers have not received voting instructions.

9.   As to each matter to be submitted to a vote of shareholders, please disclose the treatment and effect of abstentions. Refer to Item 21(b) of Schedule 14A.

Form of Proxy Card

10.   We note that the proxy card purports to grant authority for the designated persons to vote the covered shares at any meeting called in lieu of the Annual Meeting. Please be advised that no proxy shall confer authority to vote with respect to more than one meeting (and any adjournment thereof). Refer to Rule 14a-4(d)(3). Please confirm your understanding.

11.   Please revise the form of proxy card to state in bold-face type how the shares represented by the proxy will be voted as to each proposal if a choice is not specified by the shareholder. Refer to Rule 14a-4(b)(1). In this regard, we note that no such statement is included with respect to Proposal 2, the ratification of the auditors.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions